UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
SPECIALIZED DISCLOSURE REPORT
Oshkosh Corporation
(Exact Name of the Registrant as Specified in Charter)

Wisconsin	1-31371
(State or Other Jurisdiction)	(Commission file number)

1917 Four Wheel Drive, Oshkosh, Wisconsin	54902
(Address of Principal Executive Offices)	(Zip Code)

Ignacio A. Cortina Executive Vice President, Chief Legal Officer and Secretary	(920) 502-3023
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
[]    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____.

Section 1 - Conflict Minerals Disclosure
Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibits

Conflict Minerals Disclosure
Oshkosh Corporation is providing a Conflict Minerals Report as Exhibit 1.01 hereto, and it is publicly available at www.oshkoshcorp.com under the “Investors” section and within the “SEC Filings” tab.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.

Section 3 - Exhibits
Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
OSHKOSH CORPORATION

By /s/ Ignacio A. Cortina Ignacio A. Cortina Executive Vice President, Chief Legal and Administrative Officer and Secretary	Date June 1, 2026